Mail Stop 3561

February 17, 2009

Geoffrey A. Eisenberg
Chief Executive Officer
West Marine, Inc.
500 Westridge Drive
Watsonville, CA 95076-4100

> **Re: West Marine, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Filed April 4, 2008**
> **Written Response**
> **Filed January 23, 2009**
> **File No. 0-22512**

Dear Mr. Eisenberg:

We have reviewed your written response filed on January 23, 2009 to our comment letter dated December 29, 2008 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 29, 2007 filed April 4, 2008

1. We note your response to comment one in our letter dated December 29, 2008. We also note your proposed disclosure concerning customary covenants in your loan agreement. Please revise your disclosure to describe in greater detail, if you have not already done so, your financial covenants under the loan agreement.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16

2. We note your response to comment two in our letter dated December 29, 2008.
    We also note your proposed Liquidity and Capital Resources disclosure
    references "minimizing borrowing needs through inventory productivity
    management." Please revise this disclosure to explain your efforts in terms that
    readers can understand.

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As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara Ransom,
Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director